

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Daniel A. Carr
Chief Executive Officer
Mount Knowledge Holdings, Inc.
39555 Orchard Hill Place, Suite 600 PMG 6096
Novi, Michigan 48375

> **Re:** **Mount Knowledge Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed February 10, 2010**
> **File No. 000-52664**

Dear Mr. Carr:

   We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief